New Design Cabinets, Inc.

3313 N. 83rd Place

Scottsdale, AZ 85251

June 22, 2005

To:	Anita Karu
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002

Re:	New Design Cabinets, Inc.
Form SB-2 filed April 14, 2005
File No.: 333-124060

Dear Ms. Karu:

The following are the Company's responses and revisions to its filing pursuant to your letter dated May 11, 2005:

General

1.    Your disclosure indicates that you are a development stage company established eight months ago, with no products, no revenues, and no significant operations.  You also indicate you have not commenced your planned principal operations.  It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.  Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide an explanation why Rule 419 does not apply.

Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock and that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity."

The company incorporated in September 2004 and is in the development stage.  Due to the relatively recent formation of the company, it has not fully established its operational infrastructure and resultantly has not commenced planned principal operations.  The company issued penny stock for cash proceeds of $36,000 in an attempt to raise capital to pursue its specific business plan to market specialty cabinets and wine racks.  Furthermore, the company does not intend to engage in a merger or acquisition with any unidentified company or companies or other entity.

In light of the aforementioned, the company believes Rule 419 does not apply.

Prospectus Cover Page, page 2

2.   Please indicate the page number where your risk factors section begins.

The registration statement has been amended to indicate that the risk factors section begins on page 5.

3.    We do not understand your reference to "Planning Force".  Please advise or revise.

The typographical error has been corrected.

Summary Financial Information, page 4

4.    Please revise the line item descriptions in the stockholders' equity section of your table to be consistent with your balance sheet.  For example, your accumulated deficit should be ($226) as opposed to ($9,774).

The summary financial information section has been revised to reflect financial data from the first quarter ended March 31, 2005.

Risk Factors, page 5

5.    Revise this section to more accurately describe the company's products and management.  References to "our products" and "top management" are inappropriate given the company's status.  Similarly, delete the plural nature of the reference to limited control over decision-making and clearly state that Mr. Laurent will have all such control.  Rank your risk factors in order of importance.  For example, Mr. Laurent's control is more significant than competitor pressures which are present for all companies.

The registration statement has been amended throughout the risk factor section.

6.    It is unclear why you refer to your "event planning and retreat training business" in risk factor 1.  Please advise or revise.

The reference to "event planning and retreat training planning business" has been deleted from risk factor 1.  The risk factor now accurately refers to the company's business: cabinetry and wine rack manufacturing.

7.    Please delete the first clause of the second sentence in risk factor 3 ("If we are unable…") as it mitigates the risk.  Similarly, please delete the first clause of the last sentence of the first paragraph in risk factor 12 ("You may not be able…").

The registration statement has been amended, as follows:

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, WE MAY BE FORCED TO GO OUT OF BUSINESS.

We have limited capital resources.  To date, we have not generated cash from our operations.  Unless we begin to generate sufficient revenues from our event and retreat planning business to finance operations as a going concern, we may experience liquidity and solvency problems.  Such liquidity and solvency problems may force us to go out of business if additional financing is not available.  We have no intention of liquidating.  In the event our cash resources are insufficient to continue operations, we intend to raise addition capital through offerings and sales of equity or debt securities.  In the event we are unable to raise sufficient funds, we will be forced to go out of business and will be forced to liquidate.  A possibility of such outcome presents a risk of complete loss of investment in our common stock.

YOU MAY NOT BE ABLE TO SELL YOUR SHARES IN OUR COMPANY BECAUSE THERE IS NO PUBLIC MARKET FOR OUR STOCK.

There is no public market for our common stock.  Our common stock is currently held amongst a small community of shareholders.  Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited.  NDCI cannot guarantee that a meaningful trading market will develop

8.    Some of your risk factor captions do not describe the risk in a concrete manner, but merely state facts that give rise to the risks.  For example,  the caption to risk factor 4 ("NDCI's Independent Auditors…") indicates that your auditors have expressed doubt about your ability to continue as a going concern, but does not concisely state that if you do not continue as a going concern, the investors in this offering may face a complete loss of their investment.  The caption to risk factor 6 ("Changes in Consumer Preferences…") states that these changes could reduce demand for your products, but does not describe the risk to your company or investors.  Please generally review your risk factor captions to ensure they express your risks in more concrete terms with adequate, but not excessive, non-generic detail so that readers are able to clearly identify and assess the magnitude of the risk.  Do not assume that investors will be able to decipher the risk.

The risk factor "NDCI's Independent Auditors Have Qualified Their Report To Express Substantial Doubt About Our Company's Ability To Continue As A Going Concern" has been amended to read "If We Are Unable To Continue As A Going Concern, Investors May Face A Complete Loss Of Their Investment."

The risk factor "Changes In Consumer Preferences Could Reduce Demand For Our Proposed Products" has been amended to read "Failure By Us To Respond To Changes In Consumer Preferences Could Result In Lack Of Sales Revenues And May Force Us Out Of Business."

The risk factor "Because Of Competitive Pressures From Competitors With More Resources NDCI May Fail To Implement Its Business Model Profitably" has been amended to read "Competitive Pressures From Competitors With More Resources May Cause Us To Fail To Implement Its Business Model."

9.    Please revise the caption to risk factor 5 ("Prolonged Economic Downturns…") to state "out of business" rather than "our of business".

The typographical error has been corrected.

10.    The reference to "her" business interest in risk factor 10 is incorrect.  Please revise.

The reference to "her" business interest in risk factor 10 has been revised to state "his" business interest.

Determination of Offering Price, page 8

11.    You state under The Offering that the offering price was "arbitrarily determined."  It is therefore important that the disclosure be clear and concise about how you did select an offering price per share.  Accordingly, please revise to disclose all factors considered.  For each factor you cite, briefly explain how these factors affected your determination of the offering price.

The offering price for the shares we are attempting to register is based upon the price originally paid by the selling shareholders, which is $0.10 per share.  The registration statement has been amended on page 5 to state:

The offering price of $0.10 for the common stock being registered for hereby is what the selling shareholders had paid for their shares.

Selling Security Holders, page 8

12.    Please show individually the shares owned and offered by each of Robert and Elizabeth Maynard.

Robert and Elizabeth Maynard elected to purchase and own their 20,000 share of common stock as Joint Tenants with Rights of Survivorship.  Resultantly, they are offering their shares for sale jointly.

Plan of Distribution, page 9

13.    Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.  We note paragraph 1.

The registration statement has been amended to add the following disclosure to this section:

There is no public market for our common stock.  Our common stock is currently held amongst a small community of shareholders.  Therefore, the current and potential market for our common stock is limited and the liquidity of our shares may be severely limited.  NDCI cannot guarantee that a meaningful trading market will develop.

If the stock ever becomes tradable, the trading price of NDCI's common stock could be subject to wide fluctuations in response to various events or factors, many of which are beyond NDCI's control.  As a result, investors may be unable to sell their shares at or greater than the price they are being offered at.

14.    In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded.  For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock.  Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.  Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.

The company has not approached any broker/dealers with regard to assisting the company apply for listing on the OTC Bulletin Board or any national stock exchange or association.

15.    Note your reference to short sales.  Please advise whether any selling stockholders have taken or plan to take any short positions prior to effectiveness of this registration statement.  Short positions prior to effectiveness are inappropriate under Section 5 of the Securities Act.

The company is unaware of any of the selling stockholders taking short positions in the stock at this time.  However, the company is unable to predict or regulate the trading activity of the selling stockholders.

Reports, page 12

16.    Delete this section since it is duplicative of the information on page 15.

This section has been deleted to avoid repetition.

Interest of Named Experts and Counsel, page 12

17.    Please revise to provide the disclosure required by Item 509 of Regulation S-B with respect to the involvement of your independent accountants and legal counsel.

The company's independent accountants and legal counsel were not hired on a contingent bases, will not receive a direct or indirect interest in the company in excess of $50,000, nor was a promoter, underwriter, voting trustee, director, officer or employee of the company.  As a result, the company does not believe any information would be required to be disclosed by Item 509 of Regulation S-B.

Business of Issuer, page 13

Principal Products and Principal Markets

18.    Expand this section to provide detailed information concerning your operations.  This would include the status of any design work, manufacturing facilities including tools, status of marketing arrangements etc.  What is needed is specific information regarding all activities to clearly describe the company's status.  If no progress has been made, so state.  This description may also need to be addressed in the risk factors section.

The registration statement has been amended under the subheading "Principal Products and Principal Markets," as follows:

New Design Cabinets, Inc. intends to market specialty cabinets and wine racks.  Wine racks and custom cabinetry are aesthetic pieces of furniture that complement or enhance a home's décor.  Potential customers will be able to consult with us throughout the entire development process, from conception and layout to the selection of materials, to create fully-customized designs.  We expect to have sample plans and designs to assist customers in making decisions.  We intend to design, manufacture and install custom cabinetry and wine racks for discriminating home owners in and around the Scottsdale, Arizona region.  We currently have no plans to expand our proposed custom woodworking services beyond this geographic area.

In addition to providing custom woodwork, we plan to offer a limited selection of pre-manufactured wine rack "kits."  These kits will vary in the number of bottles the rack will hold and the type of wood used in its construction.  We will attempt to sell these kits via our Internet site and will ship them in boxed sets requiring simple assembly by the consumer.  The installation and assembly of these pre-fabricated racks will be the responsibility of the purchaser.  Our wine racks can be used as a stand-alone single wine rack, or as part of a full wine cellar design.

We utilize the facilities provided to us with out charge by Kenneth P. Laurent, our sole officer and director.  These facilities include the use of tools and workspace that we believe are adequate for our operations.  We are in the process of designing and evaluating various prototype kits.  We have not designated any particular design to bring to market and, thus, currently do not have any prefabricated kits available for sale.

19.    Indicate whether you plan to expand your business beyond the Scottsdale, Arizona area and describe the prerequisites, financial and otherwise, for doing so.

The company does not intend to extend its custom cabinet and wine rack business beyond Scottsdale, Arizona.  However, the company intends to use its Internet site to sell pre-manufactured wine racks, the purchasers of which may reside in distant locales.  The registration statement has been amended to incorporate the following statements under the subheading "Principal Products and Principal Markets:"

We intend to design, manufacture and install custom cabinetry and wine racks for discriminating home owners in and around the Scottsdale, Arizona region.  We currently have no plans to expand our proposed custom woodworking services beyond this geographic area.

We will attempt to sell these kits via our Internet site and will ship them in boxed sets requiring simple assembly by the consumer.  The installation and assembly of these pre-fabricated racks will be the responsibility of the purchaser.

20.    Most of your discussion focuses on the internet for sales.  Discuss your plans and status for installations.

The registration statement has been amended to discuss its geographical reach.  Please refer to the company's response to the Commission's comment 19, above.

Distribution Methods of the Products, page 13

21.    We note the various elements of your strategy.  Please describe more specifically and in further detail your current activities in connection with your strategy.  For example, do you have any arrangements with website developers or sales or marketing consultants?  Has Mr. Laurent discussed his plans with the Chamber of Commerce, etc.?

The disclosure has been amended, as follows:

Our sales strategy will be based on the following elements:

•

Develop a website

Using the Internet for marketing and sales is an important component of our growth strategy.  We have developed a website at www.newdesigncabinets.com to offer information about our company and the products we plan to produce.  We are currently in the process of refining and adding content to the site.  The site contains pictures of custom woodwork designed and manufactured by our sole officer and director, Mr. Kenneth Laurent.  For web users interested in our custom products, our site contains a contact form that potential customers can complete to receive more information from us or to communicate with us.  In addition, the site will feature the pre-fabricated wine racks we plan to sell.  We will attempt to sell these pre-manufactured racks via the Internet site and will ship them in boxed sets requiring simple assembly by the consumer.  We estimate that our efforts to refine and add content to our site will be an ongoing process over the next at least 12 months.

•

Establish a sales and marketing plan

Within the next six to nine months, we will seek to develop and institute a plan to market our company and products.  Using the Internet for marketing and sales is the first component of our strategy, which we have already begun to develop.

We believe personal relationships can cultivate business sales.  As a result, we will seek to join the local Chamber of Commerce.  We believe this will provide us with networking opportunities and market exposure to the business community and, resultantly, higher-income individuals.

We also plan to utilize our sole officer and director's personal contacts with architects and contractors who are involved with the design and/or construction of luxury homes.  It is anticipated that these architects and contractors will act as referral sources for our business.

Our management also expects to create print brochures to assist in our marketing efforts.  These brochures will feature woodwork created by our sole officer and director and will be intended for distribution to potential customers.

We currently have no marketing or sales initiatives or arrangements in development or effect other than our web site.

Industry background and competition, page 14

22.    Describe in further detail how you will carve out a niche market for yourself.  Will you target high-end neighborhoods?  Have you contacted builders in the area, etc.?

The registration statement has been amended, as follows:

Despite the volume of competition, our management believes that most competitors offer little in the area of customized designs.  As a result, our focus will be to carve out a niche serving that particular market.  We plan to utilize our sole officer and director's personal contacts with architects and contractors who are involved with the design and/or construction of luxury homes.  It is anticipated that these architects and contractors will act as referral sources for our business.  However, we have not approached anyone with the goal of obtaining referrals and we cannot assure you that we will be successful in doing so.

Number of total employees and number of full time employees, page 15

23.    We note that Mr. Laurent devotes a minimum of 20 hours per week to your operations.  Please explain if he is currently devoting any of his time to designing and building cabinets and wine racks.  Will he be the only person doing so, or will he hire and train skilled workers during and after you have passed the development stage?  Please describe your future plans in detail.

The registration statement has been amended, as follows:

New Design Cabinets, Inc. is currently in the development stage.  During the development stage, we plan to rely exclusively on the services of our sole officer and director to set up our business operations.  Currently, Kenneth P. Laurent, our President and CEO, is the only employee of the company and he is involved in NDCI business on a part-time basis and expects to devote a minimum of 20 hours per week to our operations.  Mr. Laurent is prepared to dedicate additional time, as needed.  His responsibilities include administrative duties, as well as the design and building of all cabinetry and wine racks.

At this time, there are no other full- or part-time employees.  We do not expect to hire any additional employees over the next 12 months.  In the event our operations necessitate the addition of skilled craftsmen, we plan to contract individuals on a per-project basis.  Additionally, we may decide to contract a sales agent to assist us in executing and marketing our business in the next 12 to 24 months.  Any skilled worker or sale agent we hire will be paid on a contractual basis, will work with us part-time and will not be considered a salaried employee

Reports to Security Holders, page 15

24.    We do not understand your references to "PFI".  Please advise or revise.

The typographical errors have been removed to accurately reflect the company's acronym "NDCI."

25.    Please revise paragraph 3 to reflect our new address: 100 F Street, N.E., Washington, D.C. 20002.

The address in paragraph 3 has been revised to the SEC's new address.

26.    Clarify in Item 1 that the company will be required to file quarterly reports with the SEC, but it is at the company's discretion whether they are furnished to shareholders.

Item 1 of this subheading has been revised to fully comply with Item 101(C)(1) of Regulation S-B.  Additionally, Item 2 of this subheading has been revised, as follows:

1.

After this offering, NDCI will furnish its shareholders with audited annual financial reports certified by NDCI's independent accountants.

2.

After this offering, MCI will file periodic and current reports required by the Securities Exchange Act of 1934 with the Securities and Exchange Commission to maintain the fully reporting status.

Management's Discussion, page 15

27.    Specifically explain how you will generate sales in the next six to 12 months to support your planned ongoing operations.  Please quantify the cash flow you will need to support your operations over the next 12 to 18 months.

The company's planned activities to attempt to generate sales are disclosed in the "Plan of Operation" subsection as follows:

NDCI intends to focus its efforts on establishing a base of operations in the following two areas:

1.

Prefabricated wine rack kits - We plan to produce a number of pre-manufactured wine racks that will be sold to customers in a kit they assemble themselves.  These modular designs will be available in a variety of sizes and materials.  These wine racks can be used alone or can be aggregated to be used in a full wine cellar.

We currently do not have any prefabricated kits available for sale.  We expect to begin producing these kits within the next nine to 12 months of operations.

2.

Custom woodwork - We plan to design, manufacture and install custom cabinetry and wine racks.  Our sole officer and director will provide customers with significant consultation and assistance, ranging from proposed layout to materials used.  We intend to have sample plans and designs to assist customers in making their decisions.  All cabinetry will be customized to accommodate a customer's wants, needs and budget.

We do not have any customers at this time.  We believe we will retain clients for our custom cabinets or wine racks within the next nine to 12 months.

Our management believes that establishing our brand name is imperative to our ability to continue as a going concern.  Establishing our presence on the Internet is critical to reaching a broad consumer base.  The $5,000 allocated to the development and maintenance of our website at www.newdesigncabinets.com is expected to be sufficient for the next 12 months.  The site is operational, although we expect to continuously upgrade and refine it as we deem feasible and as our funds permit.  The site has been initially designed to promote our company and will be used mainly as a marketing platform.

Another facet of our marketing activities includes the creation of print brochures to provide to prospective clients.  We have allocated $5,000 of the proceeds raised in the private placement to finance this pursuit.  We expect to commence production of marketing materials in the third quarter of 2005.

Additional components of our marketing activities include becoming a member of the Scottsdale Chamber of Commerce to increase our exposure and develop business relationships, as well as utilizing our sole officer and director's contacts with architects and contractors to obtain referral sources.  We do not expect to incur significant expenses related to these activities.  It is believed that we will fully implement this marketing strategy within six to nine months of operations.

The company has amended the registration statement to address its cash flow requirements for the next 12 months of operations.

Generating sales in the next six to 12 months is important to support our planned ongoing operations.  Our management believes that we will be required to generate a minimum of approximately $18,000 over the next 12 months in cash flows to maintain our current level of operations.  If we do not generate sufficient cash flow to support our operations over the next 12 to 18 months, we may need to raise additional capital by issuing capital stock in exchange for cash in order to continue as a going concern.  There are no formal or informal agreements to attain such financing.  We can not assure you that any financing can be obtained or, if obtained, that it will be on reasonable terms.  Without realization of additional capital, it would be unlikely for us to continue as a going concern.

Plan of Operation, page 16

28.    Your anticipated use of funds table on page 17 does not allocate any funds towards equipment or raw materials or other supplies that are necessary to sustain your operations.  Considering that you have not begun to purchase any equipment or materials for your cabinets or wine racks and plan to begin producing prefabricated wine kits within the next nine to twelve months, please disclose how you expect to fund the purchase of equipment and materials.  If you will need to raise funds to procure these items, please revise your filing accordingly.

The company mislabeled its intended use of funds table.  The initial SB-2 registration statement allocated $5,000 to marketing activities and design.  This line item was intended to read marketing activities and product design.  For clarification, this use of funds has been separated to distinguish marketing activities from product design, development and manufacture.

The registration statement has been further amended in this section, as follows:

Another facet of our marketing activities includes the creation of print brochures to provide to prospective clients.  We have allocated $2,000 of the proceeds raised in the private placement to finance this pursuit.  We expect to commence production of marketing materials in the third quarter of 2005.

In pursuit of the design, development and manufacture of our products, we plan to allot $3,000.  This amount of funds is intended to finance the design of cabinets and wine racks and the purchase of materials to develop prototype and finished products.  We utilize the facilities provided to us with out charge by Kenneth P. Laurent, our sole officer and director.  These facilities include the use of tools and workspace that we believe are adequate for our operations.  We are in the process of designing and evaluating various prototype kits.  We have not designated any particular design to bring to market and, thus, currently do not have any prefabricated kits available for sale.

Market for Common Equity and Related Stockholder Matters, page 18

29.    Please revise the penultimate paragraph to more clearly indicate the impact of Rule 144 on existing restricted shares.  For example, clarify that those restricted shares are not eligible for resale currently, and explain when and how they may become eligible for resale in the future.

The disclosure has been expanded to include a description of the impact of Rule 144 on the restricted shares:

As of the date of this Prospectus,

•

There are no outstanding options or warrants to purchase, or other instruments convertible into, common equity of NDCI.

•

10,260,000 shares of common stock of NDCI are currently restricted from resale pursuant to Rule 144 under the Securities Act.  Of that amount, we are currently registering 260,000 shares on behalf of the Selling Shareholders for resale.

•

In the future, all 10,000,000 shares of common stock not registered under this Prospectus will be eligible for sale pursuant to Rule 144 under the Securities Act.  These shares of common stock are restricted from resale under Rule 144 until registered under the Securities Act, or an exemption is applicable.

•

Other than the stock registered under this Prospectus, there is no stock that has been proposed to be publicly offered resulting in dilution to current shareholders.

In general, under Rule 144 as amended, a person who has beneficially owned and held "restricted" securities for at least one year, including "affiliates," may sell publicly without registration under the Securities Act, within any three-month period, assuming compliance with other provisions of the Rule, a number of shares that do not exceed the greater of (i) one percent of the common stock then outstanding or, (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale.  A person who is not deemed an "affiliate" of our Company and who has beneficially owned shares for at least two years would be entitled to unlimited resales of such restricted securities under Rule 144 without regard to the volume and other limitations described above.

Executive Compensation, page 18

30.    Please delete the second sentence under the Summary Compensation Table because NDCI will not receive any proceeds from the offering.

The sentence, "The proceeds of this offering may not be used to make loans to officers, directors and affiliates," has been removed from the registration statement.

31.    Discuss the company's plans for executive compensation.  At what point does Mr. Laurent intend to devote full time efforts to the company?  If there are no present plans/intentions, discuss in the Business of Issuer section how any company activities/revenues will be determined since Mr. Laurent's current activities appear to be in direct competition with the company.

Under the subheading "Number of total employees and number of full time employees," on page 16 of the registration statement, discusses that Mr. Laurent "devotes a minimum of 20 hours per week" to the operations of the company.  Should the operations of the company require, "Mr. Laurent is prepared to dedicate additional time…"

Report of Independent Public Accounting Firm, page F1

32.    Please obtain and file a revised audit report and consent, which include a parenthetical reference following each mention of New Design Cabinets, Inc. that reads "A development stage company."

A revised audit report and consent have been included in the amended registration statement.

Note 1 - Nature of Business, page F6

33.    You disclose that your customers and manufactured products are your most important assets, yet you currently do not have any customers or manufactured products.  Please revise your footnote to clarify that you do not have any customers and have not manufactured any products.

All such forward looking statements have been removed from the footnotes.

Note 3 - Stockholders' Equity, page F8

34.    In Note 3 you disclose that you issued 10,000,000 shares of stock to your officer in November 2004.  Your disclosures on page 15 and 34, however, indicate that you issued the shares during October 2004.  Please correct this inconsistency.

The footnote has been amended, accordingly.

Note 4 - Going Concern, page F8

35.    Please revise your filing to reconcile the November 8, 2004 date of inception disclosed here with the September 29, 2004 date of inception disclosed elsewhere in your filing.  The consent of your independent registered public accountants should be similarly revised.

The footnote has been amended, accordingly.

Exhibit 5.  Legality Opinion

36.    Counsel must opine whether the securities will, when sold, be legally issued, fully paid; and non-assessable.  Accordingly, please delete the first two paragraphs on the second page of counsel's opinion as they do not pertain to the legality opinion.

These paragraphs address the representations by the sole officer and director of the company with respect to certain factual matters bearing on the opinion expressed in the legality opinion.  The disclosure in question pertains to counsel's review and consideration of information as represented and documented by the company and its sole officer and director in direct relation to counsel's ability to opine upon the circumstances surrounding the proposed and actual issuance(s) of the securities of the company.  As a result, counsel is unwilling to remove said paragraphs at this time.

Exhibit 23 - Independent Auditor's Consent

37.    An updated signed consent should be filed as an exhibit with each amendment to your Form SB-2.  Please have your auditors revise their consent in Exhibit 23 to read "Consent of Independent Registered Public Accounting Firm."

An updated signed auditor's consent letter has been filed as an exhibit to the amended registration statement.

Thank you for your expedient and diligent review of this file.  If any further questions or comments should arise, feel free to contact Traci Tucker or the undersigned at (702) 265-5680.

Sincerely,

/s/ Kenneth P. Laurent

Kenneth P. Laurent

President

New Design Cabinets, Inc.

Attachments:

Form SB-2 amendment 1, marked